

Mail Stop 4720

August 22, 2016

Mr. Randall T. Conte
Vice President and Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, IL 60607

     Re: MB Financial, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 19, 2016
             Form 8-K filed July 21, 2016
             File No. 001-36599

Dear Mr. Conte:

We have reviewed your August 5, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 21, 2016
Exhibit 99 to Press Release

1. We note your correspondence dated August 5, 2016. For each individual expense category included in the total merger related and repositioning expense adjustment on page 7 of your Exhibit 99 in your From 8-K filed July 21, 2016, please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time.

You may contact Dana Hartz, Senior Staff Accountant, at (202) 551-4491, or me at (202) 551-3452 with any questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Senior Staff Accountant
Office of Financial Services